650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

January 7, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	J. Nolan McWilliams
Dietrich King
Keira Nakada
Jim Rosenberg

Re:	Alector, Inc.
Draft Registration Statement on Form S-1
Response Dated December 17, 2018
CIK No. 0001653087

Ladies and Gentlemen:

On behalf of our client, Alector, Inc. (the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 20, 2018 (the “Comment Letter”), relating to proposed disclosure in the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on November 16, 2018.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except for the page references contained in the comment of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement.

Response Dated December 17, 2018

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue recognition, page F-10

1.

Please revise the disclosure you proposed in response to comment 3 with respect to the $242.8 million of milestones per program to describe the triggering events and to state whether it includes multiple indications and, if so, the number of indications.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK     PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

January 7, 2019

The Company acknowledges the Staff’s comments and advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages F-10 and F-31 of the Registration Statement.

* * * *

Securities and Exchange Commission

January 7, 2019

Please direct any questions with respect to this confidential submission to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

cc:	Arnon Rosenthal, Ph.D., Alector, Inc.

Sabah Oney, Ph.D., Alector, Inc.

Stephanie Yonker, Ph.D., Alector, Inc.

Michael Coke, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Alan F. Denenberg, Davis Polk & Wardwell LLP

Stephen Salmon, Davis Polk & Wardwell LLP